SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K


                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: December 2001

                             World Heart Corporation
        ----------------------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
           -----------------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                 ----------------------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                 ----------------------------------------------
                    (Address of principal executive offices)

          Registrant's telephone number, international: (613) 226-4278


           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X      Form 40-F
                                    ---               ---

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
          furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes              No  X
                                  ---             ---


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

For immediate release

                             WORLD HEART CORPORATION
            ANNOUNCES $20,152,000 MILLION SPECIAL WARRANTS FINANCING

OTTAWA, Ontario - December 5, 2001: (NASDAQ: WHRT, TSE: WHT) World Heart Corporation ("WorldHeart" or the "Corporation") announces that it has agreed to sell, on a private placement basis, 3,027,000 special warrants ("Special Warrants") at a price of Cdn $5.50 per Special Warrant for gross proceeds of $16,648,500. Each Special Warrant is exercisable, without additional consideration, for one Unit, with each Unit representing one common share of the Corporation and one warrant to purchase a common share. Each warrant will be exercisable into one common share at an exercise price of Cdn $6.01 per share for a period of two years. The Corporation also announced its agreement to sell 637,000 additional units in a separate private placement to a labor sponsored venture capital corporation at a price of Cdn $5.50 per unit for gross proceeds of $3,503,500 resulting in total proceeds from both transactions of $20,152,000. Both transactions are expected to close on, or about, December 17, 2001. The underwriters have been granted an option to purchase up to an additional 910,000 Special Warrants exercisable until December 21, 2001 on the same terms on behalf of a single Health Care Fund.

WorldHeart currently has 14,943,127 common shares issued and outstanding.

WorldHeart intends to use the proceeds from these private placements towards continued funding of its pre-clinical and clinical trials for its HeartSaver VAD, clinical trial funding and marketing expenses related to its Novacor LVAS, and general corporate purposes.

The transactions are subject to the approval of The Toronto Stock Exchange and Nasdaq and also require approval by the holders of a majority of the Corporation's issued common shares. The Special Warrants and the underlying common shares will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available.

This news release does not constitute an offer of any securities for sale.


Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.



For further information, contact:

Shareholder and Financial Community
Ian W. Malone
Vice-President Finance and Chief Financial Officer
Ph: 613-226-4278 x 2300
Email: ian.malone@worldheart.com

Media
Michelle Banning, Manager Corporate Communications
Ph: 613-226-4278 x 2995
Email: michelle.Banning@worldheart.com

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         World Heart Corporation


Date: December 6, 2001
                                         By:       /s/ Ian Malone
                                            -----------------------------

                                             Name:   Ian Malone
                                             Title:  Vice President Finance
                                                     and Chief Financial Officer